SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 31, 2004

Ivanhoe Mines Ltd.

(Translation of Registrant’s Name into English)

Suite 654 – 999 Canada Place, Vancouver, British Columbia V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -                         .)

Enclosed:

Press release of March 30, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 31, 2004	By:	/s/ Beverly A. Bartlett Beverly A. Bartlett Corporate Secretary

March 30, 2004

IVANHOE MINES ANNOUNCES 2003 YEAR-END FINANCIAL RESULTS

TORONTO, CANADA — Ivanhoe Mines today reported its financial results for the year ended December 31, 2003. The company recorded a net loss of US$73 million (or $0.30 per share) in 2003, compared to a net loss of US$31 million (or $0.16 per share) in 2002. Major factors in the 2003 results included an operating profit from mining operations totalling US$3.0 million and exploration expenses of US$68 million. Exploration expenditures were primarily incurred on the Oyu Tolgoi (Turquoise Hill) Project and other projects in Mongolia. The increase in exploration expenses is attributed to Ivanhoe’s accelerated drilling activities on the Oyu Tolgoi project, especially on the Hugo Dummett deposit, and additional engineering costs in the second half of 2003 related to the Preliminary Assessment of Oyu Tolgoi.

Overview

•	In January, 2004, John Macken was appointed President of Ivanhoe, with the primary task of overseeing the construction of a mine at Oyu Tolgoi. Mr. Macken, 52, joined Ivanhoe after a 19-year career with mining giant Freeport McMoran Copper and Gold, most recently as Freeport’s Senior Vice-President of Strategic Planning and Development, based in New Orleans. He spent a total of 13 years with Freeport’s operating unit, P.T. Freeport Indonesia (PTFI), culminating in the position of Executive Vice-President and General Manager at Freeport’s Grasberg mining complex in Papua, the world’s largest single copper and gold mine. Between 1996 and 1998, Mr. Macken headed an expansion valued at almost $1 billion at the Grasberg open pit and underground mining complex in a joint venture between Freeport and Rio Tinto, of London. The expansion was completed ahead of schedule and under budget.

•	During 2003, Ivanhoe spent a total of US$59.5 million on exploration and development of its Mongolian copper and gold projects, most of which was invested in the Oyu Tolgoi discovery. To date, Ivanhoe has expensed all exploration, development and engineering costs related to its Mongolian projects.

•	In February, 2004, Ivanhoe released an independently prepared Preliminary Assessment of the Oyu Tolgoi Project that confirmed its potential to become a new, long-life copper and gold producer that could rank among the largest in the world. Ivanhoe intends to complete a final feasibility study on the first stage of a two-stage development scenario. The Preliminary Assessment estimated that a capital investment of US$529 million would be required to build the first stage. If construction is initiated in early 2005 as currently anticipated, the first copper-concentrate shipments would be expected in late 2006 or early 2007. Electronic copies of the Preliminary Assessment Report are available at www.sedar.com.

•	In November, 2003, Ivanhoe acquired from BHP Minerals International Exploration Inc. the 2% net smelter return royalty interest on the Oyu Tolgoi project for US$37 million. The acquisition was a strategic move to consolidate Ivanhoe’s control over all aspects of the project.

•	In December, 2003, Ivanhoe purchased a US$50 million one-year treasury bill issued by the Government of Mongolia as part of the government’s effort to retire its Soviet-era debt to the Russian Federation.

•	In March, 2004, the discovery of the Hugo Dummett Deposit at Oyu Tolgoi was recognized as the most significant, recent mineral discovery in the world during the annual conference of the Prospectors and Developers Association of Canada (PDAC) in Toronto. The PDAC’s inaugural Thayer Lindsley International Discovery Award was presented to Ivanhoe’s Douglas Kirwin, Executive VP, Exploration, Charles Forster, Senior VP, Oyu Tolgoi Project, and Garamjav Dondog, Senior Geologist.

•	The company raised approximately US$215 million in 2003. The majority of the proceeds will be used to finance Mongolian exploration and development activities. Cash at December 31, 2003, was US$108 million.

•	In November, 2003, the common shares of the company began trading in the US on the NASDAQ National Market System, trading under the symbol HUGO.

The financial results include:

•	The joint-venture Monywa Copper Project in Myanmar reported a net profit of US$2.1 million, compared to a net profit of US$2.6 million in 2002. The project produced 27,870 tonnes of copper cathode (13,935 tonnes net to Ivanhoe) in 2003, approximately the same amount as 2002. The average copper price received in 2003 was 79 cents (US) a pound, compared to 70 cents (US) a pound in 2002. Minegate cash costs in 2003 were approximately 39 cents (US) a pound. Increased sales revenue in 2003 was offset by the increase in the cost of operations, primarily related to increased activities on mining, crushing and agglomeration, and the provision for income taxes required in 2003 due to the end of the project’s tax holiday. Following the debt obligation payment at the end of February, 2004, the balance on the original US$90 million project debt was reduced to US$22.5 million. Projected copper production for 2004 is estimated at 32,000 tonnes at minegate cash costs of approximately 38 cents (US) a pound. The current copper price is approximately US$1.35 a pound, an increase of 71% compared to the average price received in 2003. The project receives a premium of approximately US$38 tonne of copper (1.7 cents (US) a pound) for its LME Grade A quality.

•	ABM Mining’s Savage River Mine in Australia reported a net loss of US$4.7 million in 2003, due mainly to the negative impact on operating costs of the rise in the Australian dollar vis-à-vis the US dollar. The exchange rate for the Australian dollar against the US dollar at the end of 2003 was 74.9 cents (US), up 33% from rate of 56.1 cents (US) at the beginning of 2003. The mine produced approximately 2.3 million tonnes of iron ore pellets during 2003, a 5% increase over 2002 production. Pellet prices received by Savage River in 2003 were approximately US$31 a tonne, compared to approximately US$29 tonne in 2002. Pellet prices at Savage River are negotiated once a year and are priced in US dollars. Most of Savage River’s annual pellet price adjustments become effective in the second half of the year. Planned pellet production for 2004 is estimated at 2.3 million tonnes at an estimated price of approximately US$34.30 a tonne, based on a negotiated pellet price increase that is 19.5% higher than 2003 prices.

•	Exploration expenses for all projects in 2003 totalled US$68.0 million, compared to US$33.9 million in 2002. The US$34.1 million increase in costs was mainly due to the cost of engineering evaluation studies initiated in 2003 on the Oyu Tolgoi project and increased drilling and exploration activities at Oyu Tolgoi and other Mongolian properties.

•	Foreign exchange gains of US$10.5 million. The foreign exchange gain during the quarter was mainly attributed to the strengthening of the Canadian dollar against the US dollar.

•	General and administrative expenses of US$17.5 million. These expenditures include stock-based compensation, legal, audit and regulatory fees related to the listing of the company’s shares on NASDAQ, expenses related to site inspections, additional office charges in Asia and travel related to financing activities.

•	Care-and-maintenance costs at the Bakyrchik Gold Mine in Kazakhstan of US$3.4 million. Ivanhoe is discussing strategic alternatives for the Bakyrchik Mine with advisors.

Full details of Ivanhoe’s 2003 financial results are contained in the 2003 audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.

Ivanhoe Mines, with operations concentrated in the Asia Pacific region, is a producer of copper and iron ore products. Ivanhoe’s core assets are its 100%-owned Oyu Tolgoi Project in southern Mongolia, exploration rights that it holds or controls covering approximately 111,000 square kilometres in central and southern Mongolia and exploration interests in the northern Chinese province of Inner Mongolia.

Ivanhoe shares are listed on the NASDAQ market under the symbol HUGO and on the Toronto and Australian stock exchanges under the symbol IVN.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements concerning estimates of planned or expected copper and iron ore pellet production, prices and minegate cash costs, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and Australian securities regulators.